BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

People’s Republic of China

October 31, 2022

VIA EDGAR

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on March 28, 2022 (File No. 001-51469)

Dear Ms. Jacobson and Mr. Littlepage,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 26, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on March 28, 2022 (the “2021 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2021 Form 20-F submitted on August 2, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information

A. Selected Financial Data

Cash Flows through our Organization, page 7

1.

We note your response to prior comment 5. Please expand your disclosure of cash flows to and from the VIEs to segregate loan amounts to nominee shareholders to fund the capitalization of the VIEs for which the Company does not intend to seek repayment as of each period reported. As of the end of the most recent balance sheet date, disclose the amounts retained by the nominee shareholders and those with maturity dates during the next twelve months and beyond.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 31, 2022

In response to the Staff’s comment, the Company undertakes to revise the disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

“Cash Flows through Our Organization

……

For the years ended December 31, 2019, 2020 and 2021, loans for the amounts of RMB7.1 billion, RMB602 million and RMB409 million (US$64 million), respectively, were provided to the nominee shareholders to fund the capitalization of the variable interest entities for which the Company does not intend to seek repayment, and nil was repaid by the nominee shareholders.

For the years ended December 31, 2019, 2020 and 2021, ~~our PRC consolidated affiliated~~ the variable interest entities received RMB11.7 billion, RMB5.0 billion and RMB6.9 billion (US$1.1 billion), respectively, as capital contributions or loans from the subsidiaries of Baidu, Inc. and the ~~PRC consolidated affiliated~~ variable interest entities repaid principal amount of RMB9.1 billion, RMB1.1 billion and nil, respectively, to the subsidiaries.

……”

The Company further undertakes to revise the selected financial information tables as follows in its future Form 20-F filings in response to the Staff’s comments #1, 2 and 3, with changed or added line items shaded in grey. Corresponding adjustments are also made to certain amounts in the below tables in order to address the Staff’s comments.

Page 9:

“Selected Condensed Consolidat~~ed~~ing Statements of Comprehensive Income Information

	For the Year Ended December 31, 2021

	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	4	83,424	61,380	(20,315)	124,493
Share of (loss) income of the VIEs and VIEs’ subsidiaries	(276)	(2,067)	—	—	2,343	—
Net income (loss)	10,226	(6,248)	16,330	(220)	(12,497)	7,591

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 31, 2022

	For the Year Ended December 31, 2020

	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	—	69,425	52,666	(15,017)	107,074
Share of income (loss) of the VIEs and VIEs’ subsidiaries	2,483	(1,045)	—	—	(1,438)	—
Net income (loss)	22,472	(7,055)	26,137	2,091	(24,619)	19,026

	For the Year Ended December 31, 2019

	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Revenue	—	—	72,172	51,988	(16,747)	107,413
Share of (loss) income of the VIEs and VIEs’ subsidiaries	(3,072)	(3,392)	—	—	6,464	—
Net income (loss)	2,057	(10,322)	12,550	(2,950)	(3,623)	(2,288)

Selected Condensed Consolidat~~ed~~ing Balance Sheets Information

	As of December 31, 2021

	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Assets
Cash and cash equivalents	11,448	1,673	20,850	2,879	—	36,850
Short-term investments	6,499	2	133,756	2,986	—	143,243
Accounts receivable, net	—	—	2,491	7,490	—	9,981
Others	61	50	15,056	8,074	—	23,241
Total current assets	18,008	1,725	172,153	21,429	—	213,315
Fixed assets, net	199	—	13,923	8,905	—	23,027
Intangible assets, net	—	1	74	1,614	—	1,689
Licensed copyrights, net	—	—	4,969	2,289	—	7,258
Produced content, net	—	—	525	10,426	—	10,951
Long-term investments, net	—	374	43,960	22,998	—	67,332
Investments in subsidiaries	251,929	—	—	106	(252,035)	—
Contractual interests in the VIEs and VIEs’ subsidiaries(1)	2,117	—	24,095	—	(26,212)	—
Operating lease right-of-use assets	—	—	4,989	7,076	—	12,065

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 31, 2022

	As of December 31, 2021

	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Others	—	152	33,548	10,697	—	44,397
Total non-current assets	254,245	527	126,083	64,111	(278,247)	166,719
Amounts due from the entities within Baidu(2)	6,116	18,751	3,269	—	(28,136)	—
Total assets	278,369	21,003	301,505	85,540	(306,383)	380,034
Liabilities
Accounts payable and accrued liabilities	712	71	22,249	18,352	—	41,384
Customers’ deposits and deferred revenue	—	—	7,656	6,050	—	13,706
Operating lease liabilities	—	—	243	2,619	—	2,862
Others	10,450	—	2,515	3,571	—	16,536
Total current liabilities	11,162	71	32,663	30,592	—	74,488
Operating lease liabilities	—	—	316	5,253	—	5,569
Others	55,748	12,655	6,589	1,033	—	76,025
Total non-current liabilities	55,748	12,655	6,905	6,286	—	81,594
Amounts due to the entities within Baidu(2)	—	—	—	19,744	(19,744)	—
Total liabilities	66,910	12,726	39,568	56,622	(19,744)	156,082
Redeemable noncontrolling interests	—	4,912	1,580	656	—	7,148
Equity
Total Baidu shareholders’ equity(3)	211,459	850	259,577	26,212	(286,639)	211,459
Noncontrolling interests	—	2,515	780	2,050	—	5,345
Total equity	211,459	3,365	260,357	28,262	(286,639)	216,804
Total liabilities, redeemable noncontrolling interests, and equity	278,369	21,003	301,505	85,540	(306,383)	380,034

	As of December 31, 2020

	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB
	(In millions)
Assets
Cash and cash equivalents	4,079	6,080	23,275	2,348	—	35,782
Short-term investments	—	291	119,181	6,930	—	126,402
Accounts receivable, net	—	—	2,517	6,151	—	8,668
Others	78	58	3,794	8,560	—	12,490
Total current assets	4,157	6,429	148,767	23,989	—	183,342
Fixed assets, net	192	—	12,338	4,978	—	17,508
Intangible assets, net	—	2	521	1,499	—	2,022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 31, 2022

Licensed copyrights, net	—	—	5,442	993	—	6,435
Produced content, net	—	—	426	6,130	—	6,556
Long-term investments, net	—	171	56,970	19,092	—	76,233
Investments in subsidiaries	232,396	—	—	1,615	(234,011)	—
Contractual interests in the VIEs and VIEs’ subsidiaries(1)	5,315	—	22,050	—	(27,365)	—
Operating lease right-of-use assets	—	—	3,344	6,460	—	9,804
Others	—	149	22,942	7,717	—	30,808
Total non-current assets	237,903	322	124,033	48,484	(261,376)	149,366
Amounts due from the entities within Baidu(2)	—	20,090	3,067	—	(23,157)	—
Total assets	242,060	26,841	275,867	72,473	(284,533)	332,708
Liabilities					—
Accounts payable and accrued liabilities	649	92	21,612	14,363	—	36,716
Customers’ deposits and deferred revenue	—	—	6,635	5,991	—	12,626
Operating lease liabilities	—	—	298	2,068	—	2,366
Others	6,453	4,752	2,843	2,629	—	16,677
Total current liabilities	7,102	4,844	31,388	25,051	—	68,385
Operating lease liabilities	—	—	317	4,376	—	4,693
Others	48,408	11,942	6,294	1,143	—	67,787
Total non-current liabilities	48,408	11,942	6,611	5,519	—	72,480
Amounts due to the entities within Baidu(2)	3,854	—	—	12,204	(16,058)	—
Total liabilities	59,364	16,786	37,999	42,774	(16,058)	140,865
Redeemable noncontrolling interests	—	1,828	—	1,274	—	3,102
Equity
Total Baidu shareholders’ equity(3)	182,696	3,836	237,274	27,365	(268,475)	182,696
Noncontrolling interests	—	4,391	594	1,060	—	6,045
Total equity	182,696	8,227	237,868	28,425	(268,475)	188,741
Total liabilities, redeemable noncontrolling interests, and equity	242,060	26,841	275,867	72,473	(284,533)	332,708

Note:

(1)

It represents the elimination of the ~~investment in our subsidiaries and consolidated affiliated entities and their subsidiaries~~ contractual interests in the VIEs and VIEs’ subsidiaries, which includes contractual interests in the VIEs through loans to nominee shareholders or capital contributions and the primary beneficiaries’ share of income (loss) from the VIEs and VIEs’ subsidiaries.

(2)

It represents the elimination of intercompany balances among Baidu, Inc., our subsidiaries and ~~consolidated affiliated entities and their~~ the VIEs and VIEs’ subsidiaries. The short-term loans and long-term loans provided to the VIEs and VIEs’ subsidiaries were RMB7.4 billion (US$1.2 billion) and RMB10.6 billion (US$1.7 billion), respectively, as of December 31, 2021, and RMB7.0 billion and RMB5.2 billion, respectively, as of December 31, 2020.

(3)

The loans provided to the nominee shareholders were RMB19.4 billion (US$3.0 billion) and RMB19.1 billion as of December 31, 2021 and 2020, respectively, which will mature from 2023 to 2047. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 31, 2022

Selected Condensed Consolidat~~ed~~ing Cash Flows Information

……”

Financial Information Related to the Consolidated Affiliated Entities, page 9

2.

In connection with your proposed disclosure in response to prior comment 5, please expand the Selected Condensed Consolidated Balance Sheets Information to include the Shareholders’ Equity Section which should be annotated so that your capital contributions, long-term loans, and short-term loans (if any) to the VIEs and the nominee shareholders are transparent. Additionally, revise the captions for all tables containing selected financial information to read as “Selected Condensed Consolidating...”

In response to the Staff’s comment, the Company undertakes to revise the disclosure in its future Form 20-F filings to include the Shareholders’ Equity Section in the revised section headed “Selected Condensed Consolidating Balance Sheets Information.” Please refer to the selected financial information tables included in the Company’s responses to comment #1 above for the revised disclosure.

3.

Regarding your proposed disclosure provided in your response to comment 5, please explain to us why you do not present an intercompany receivable related to the income from the VIEs rather than an investment account. In this regard, it does not appear that the WFOE holds any investments in the VIEs.

In response to the Staff’s comment, the Company undertakes to revise the section headed “Selected Condensed Consolidating Balance Sheets Information” in its future Form 20-F filings by separately presenting the contractual interests in the VIEs and VIEs’ subsidiaries from investments in subsidiaries. Further, the Company undertakes to revise the section headed “Selected Condensed Consolidating Statements of Comprehensive Income” in its future Form 20-F filings by separately presenting the respective primary beneficiaries’ share of the income (loss) in the VIEs and VIEs’ subsidiaries as “Share of income (loss) of the VIEs and VIEs’ subsidiaries.” Please refer to the selected financial information tables included in the Company’s responses to comment #1 above for the revised disclosure.

Notes to the Consolidated Financial Statements

1. Organization and Basis of Presentation

Equity Pledge Agreement, page F-18

4.

We note your response to comment 8. Please make clear if any of the VIEs are currently involved in sectors on the “Negative List” which are restricted and/or prohibited for foreign investment. In this regard, we note that this appears to be the case as implied in the first paragraph of page 3 of your filing.

Additionally, with respect to the opinion of counsel regarding the VIEs “based on the PRC laws and regulations publicly available and currently in force as of March 28, 2022,” please clarify if you are operating within a five-year transition period to comply with all requirements of the Foreign Investment Law or have already effected necessary structural changes, if any.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 31, 2022

The Company respectfully advises the Staff that the internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses in which the VIEs are currently involved are restricted and/or prohibited for foreign investment according to the “Negative List.”

In response to the Staff’s comment, the Company undertakes to revise the disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 3:

“Baidu, Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with its consolidated affiliated entities based in China. ~~PRC laws and regulations restrict and impose conditions on foreign investment in~~ Our internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses in the PRC have been conducted through the applicable VIEs in order to comply with the PRC laws and regulations, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses.”

Page F-19:

In response to the Staff’s further comment, the Company proposes to further revise its disclosure based on the Company’s response to the Staff’s comments submitted on August 2, 2022, on page F-19 of the 2021 Form 20-F, as follows in its future Form 20-F filings:

“On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in the PRC. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. Since the VIEs’ internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses in the PRC are included in the negative list or subject to the restrictions on foreign investment, if ~~If~~ any of the VIEs would be deemed as a foreign invested enterprise ~~and any of the Company’s business would be included in any negative list or other form of restrictions on foreign investment~~, the Company’s current organizational structure could be in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 31, 2022

With respect to the structural changes required by the Foreign Investment Law, the Company respectfully advises the Staff that in accordance with the Foreign Investment Law, foreign invested enterprises with the supreme authorities being the board of directors should change their supreme authorities to the shareholders’ meeting within a five-year transition period after January 1, 2020. Considering that the WFOEs have been set up with the supreme authorities being the shareholders’ meeting, the corporate structure of such WFOEs established prior to the effectiveness of the Foreign Investment Law complies with the requirements of the Foreign Investment Law and the Company believes it is not necessary to make corporate structural changes on such WFOEs.

*        *        *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 5992 8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Rong Luo
Rong Luo
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hua Ying Li, Partner, Ernst & Young Hua Ming LLP